EXHIBIT 3

         FAIRNESS OPINION OF FERRIS, BAKER WATTS, DATED DECEMBER 8, 1998


                                                                December 8, 1998

The Board of Directors
Bowles Fluidics Corporation
6625 Dobbin Road
Columbia, MD  21045

Gentlemen:

      Bowles Fluidics Corporation ("Bowles" or the "Company") has requested a review of the proposed transaction (the "Transaction") involving the reverse split of its common stock and the subsequent repurchase by the Company of fractional shares created through the Transaction. Specifically, you have requested a review of the financial consideration to be received by the shareholders who will have their fractional shares repurchased in the Transaction. We were retained by the Board of Directors and commenced our investigation of the Transaction on June 23, 1998.

      Pursuant to the Transaction, the Company will effect a one for 1,000 reverse split of its common stock. Shareholders holding fractional shares shall have their shares repurchased by the Company for $1.25 per pre-split share.

      In connection with the opinion, we have reviewed, among other things, (i) the proposed Transaction, (ii) historical operating results of the Company,
(iii) internally prepared projections of the Company, and (iv) the historical trading performance of the Company's stock. We have held discussions with the members of the management of the Company regarding the past and current business operations as well as the future prospects of the Company. We have reviewed industry specific data regarding the valuation of publicly traded companies in the automotive supplier market as well as other such information as we consider appropriate.

      In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information reviewed by us for purposes of this opinion whether publicly available or provided to us by the Company or representatives of the Company, and we have not assumed any responsibility for independent verification of such information. We express no opinion as to the allocation to be received by holders of interests who may perfect dissenters' statutory fair appraisal remedies. Based upon the foregoing and based upon other such matters that we consider relevant, it is our opinion that the consideration to be received by the shareholders of the Company as a result of the Transaction is fair from a financial point of view as of the date hereof.

      Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of December 8, 1998. Our opinion is directed to

                                 Exhibit 3 - 1

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the Board of Directors of the Company and does not constitute a recommendation to any stockholder of the Company as to how the stockholder should vote at the stockholder's meeting held in connection with the Transaction. It is understood that subsequent developments may affect the conclusions reached in this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.


                                     Very truly yours,


                                     Ferris, Baker Watts, Incorporated

                                 Exhibit 3 - 2